November 19, 2015

VIA EDGAR SUBMISSION TYPE RW

Johnny Gahrib
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Request for Withdrawal of Alexion Pharmaceuticals, Inc.
Registration Statement on Form S-4 (File No. 333-204515)

Mr. Gahrib:
On behalf of Alexion Pharmaceuticals, Inc. (“Alexion”), a Delaware corporation, the undersigned hereby requests that Alexion’s Registration Statement on Form S-4 (File No. 333-204515), filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2015, including all the exhibits thereto (the “Registration Statement”) be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

Alexion filed the Registration Statement in connection with the agreement and plan of reorganization, dated May 5, 2015 (the “Merger Agreement”), by and among Alexion, Synageva BioPharma Corp., a Delaware corporation (“Synageva”), Pulsar Merger Sub Inc., a direct wholly owned subsidiary of Alexion, and Galaxy Merger Sub LLC, a direct wholly owned subsidiary of Alexion. As previously discussed with the Commission, Alexion filed the Registration Statement to register shares of Alexion’s common stock, par value $0.0001 per share (“Shares”) to be issued pursuant to a statutory merger if (and only if) the conditions to its previously announced exchange offer (the “Offer”) were not satisfied by the Offer’s scheduled expiration date. Before filing the Registration Statement, Alexion had filed a separate registration statement on Form S-4 (File No. 333-204426) (the “Offer S-4”) with the Commission for the purpose of registering Shares to be issued in the Offer. On June 19, 2015, the conditions to the Offer were satisfied, Shares were issued under the Offer S-4 and the acquisition of Synageva was completed. As a result, the Registration Statement is no longer required.

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold pursuant to the Registration Statement. Alexion requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the

Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

If you have any questions regarding this request, please contact Mark Gordon at Wachtell, Lipton, Rosen & Katz at (212) 403-1343 or by email at MGordon@wlrk.com.

Very truly yours,

By: /s/ Michael V. Greco
Name: Michael V. Greco
Title: Senior Vice President, Law
Corporate Secretary

cc:	John B. Moriarty, Jr., Executive Vice President, General Counsel, Alexion Pharmaceuticals, Inc.